ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Unaudited)

MARCH 31, 2004 and MARCH 31, 2003

(These unaudited interim consolidated financial statements have not been reviewed by our auditors.)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

FINANCIAL STATEMENTS
(Prepared by Management)

MARCH 31, 2004 & MARCH 31, 2003

BALANCE SHEET
(Stated in Canadian Dollars)

	MARCH 31	DECEMBER 31
	2004	2003

ASSETS

Current
Cash	12,173	$95,133
Goods and Services Tax recoverable	11,799	11,569
	$23,972	$106,702

LIABILITIES

Current
Accounts payable and accrued liabilities	$95,120	$184,960
Accounts payable to related parties	168,435	152,240
	263,555	337,200

SHAREHOLDERS’ DEFICIENCY

Share Capital (Note 2)	555,951	336,501

Contributed Capital	200,671	200,671

Subscriptions Received	-	190,816

Deficit Accumulated During The Exploration Stage	(996,205)	(958,486)
	(239,583)	(230,498)

	$23,972	$106,702

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

			INCEPTION
			JUNE 16
	THREE MONTHS ENDED		1995 TO
	MARCH 31		MARCH 31
	2004	2003	2004

Revenue	$-	$-	$-

Expenses
Accounting and legal	15,036	-	86,935
Consulting	4,000	-	7,000
Exploration costs	3,625	-	393,136
Interest expense	-	-	7,464
Management fees	-	-	225,000
Office and sundry	14,433	1,765	34,628
Professional fees	-	22,982	61,417
Rent	625	-	180,625

Loss For The Period	37,719	24,747	$996,205

Deficit, Beginning Of Period	958,486	638,971

Deficit, End Of Period	$996,205	$663,718

Basic And Diluted Loss Per Share	$0.01	$0.01

Weighted Average Number Of Shares
Outstanding	15,732,889	9,130,005

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

STATEMENT OF CASH FLOWS
(Stated in Canadian Dollars)

			INCEPTION
			JUNE 16
	THREE MONTHS ENDED		1995 TO
	MARCH 31		MARCH 31
	2004	2003	2004

Cash Flows From Operating Activities
Loss for the period	$(37,719)	$(24,747)	$(996,205)

Changes in non-cash working capital item:
Goods and Services Tax refundable	(230)	-	(11,799)
Accounts payable and accrued liabilities	(89,840)	24,747	95,120
Accounts payable to related parties	16,195	-	168,435

	(111,594)	-	(744,449)

Cash Flows From Financing Activities
Contributed capital	-	-	200,671
Subscriptions received	(190,816)		-
Issue of capital stock	219,450	-	555,951
	28,634	-	756,622

Net Change In Cash	(82,960)	-	12,173

Cash, Beginning Of Period	95,133	-	-

Cash, End Of Period	$12,173	$-	$12,173

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2004

1.

BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2003.

2.	SHARE CAPITAL

	a)	Authorized 100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, December 31, 2003	15,130,005	$336,501
Issued pursuant to a private placement	997,500	219,450
Balance, March 31, 2004	16,127,505	$555,951

	c)	Of the Company's issued and outstanding shares, 3,750,000 are held in escrow, their release being subject to the approval of the regulatory authorities.

	d)	During the period ended March 31, 2004, the Company granted 900,000 stock options exercisable at US$0.25 per share over two years.

3.	RELATED PARTY TRANSACTIONS

	a)	During the period ended March 31, 2004, the Company incurred $4,000 (2003 - Nil) for consulting fees.

	b)	Included in accounts payable at March 31, 2004 is $168,435 (2003 - $109,167) owing to a director and a company controlled by the same director.